Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

July 25, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Aquila Municipal Trust
Post-Effective Amendment No. 37 to Registration Statement on Form N-1A
(File Nos. 33-1857 and 811-4503)

Ladies and Gentlemen:

On behalf of Aquila Municipal Trust, a Massachusetts business trust (the “Registrant”), we are hereby filing Post-Effective Amendment No. 37 to the registration statement on Form N-1A for the  Registrant (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”) relating to its series, Tax-Free Trust of Arizona (the "Trust").

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act, and is to be effective on July 26, 2013, for the purpose of including the financial statements of the Trust and for making various other non-material changes, none of which renders the Amendment ineligible to become effective pursuant to paragraph (b) of Rule 485.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz